

February 3, 2012

Via E-mail
Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333 Japan

>   **Re: Mizuho Financial Group, Inc.**
>   **Form 20-F for the fiscal year ended March 31, 2011**
>   **Filed July 20, 2011**
>   **Form 20-F/A for the fiscal year ended March 31, 2011**
>   **Filed August 5, 2011**
>   **Form 6-K filed January 19, 2012**
>   **File No. 001-33098**

Dear Mr. Sato:

We have reviewed your supplemental response dated October 27, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2011
General

1.   We note that counsel for Mizuho Financial Group rather than Mizuho Financial Group itself provided the written statement requesting acknowledgement that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In responding to these comments, please have Mizuho Financial Group and not its counsel provide the requested written acknowledgement.

Item 3. Key Information, page 5
Downgrades in our credit ratings could have negative effects…, page 13

2.   We note your response to our prior comment one and reissue the comment in part. Please expand your risk factor to quantify, absent other changes, the effect a one and two notch downgrade would have on your collateral obligations under your derivative contracts. If you believe you are unable to quantify what those collateral obligations would be, please expand your disclosure in this risk factor to explain in detail why you are unable to quantify those collateral obligations.

Transactions with counterparties in Iran and other countries…, page 16.

3.   We note your response to comment two. Please describe to us in brief the specific nature of business you conduct related to each of Cuba, Iran, Sudan, and Syria. If the nature of business you conduct in or with the referenced countries does not vary from country to country, state so clearly. In addition, tell us whether you have had any contacts with the governments of the terrorism-sponsoring countries, or entities affiliated with, or controlled by, those governments since your letter to us dated April 4, 2008, including contacts related to your existing businesses in those countries.

4.   We note in your response to comment four that you maintain policies and procedures specifically addressing Section 104(c) of CISADA and the corresponding IFSR. Please explain to us how you comply with the referenced regulations in view of your apparent continuing transactions with SDNs. In addition, describe to us, in reasonable detail, the specific policies and procedures you maintain to comply with those regulations.

Impact of the Great East Japan Earthquake, page 55

5.   We note your response to our prior comment nine. Without identifying any customers, please expand your disclosure in future filings to quantify your exposure to debt that may be subject to impairment losses in the future as a result of the earthquake and tsunami and the proposed compensation legislation.

Item 5. Operating and Financial Review and Prospects, page 44
Business Trends, page 53
Provision (credit) for loan losses, page 54

6.   We note your response to previous comments seven and 25 of our letter dated September 30, 2011, including the fact that the relative improvement of the general economic prospects that led to the upgrades in obligor categories were discussed elsewhere in your filing. We also note the disclosure on pages 13 and 27 of your January 19, 2012 Form 6-K that "The credit for loan losses was due mainly to improved obligor classifications mainly through our credit management activities, including business revitalization support for borrowers." However, we continue to believe that the transparency of your disclosure in these areas can be improved by revising your future filings to explain the factors that led you to make upgrades in certain obligor categories. Revise your disclosure here, as well as in Note 7, to clearly tie the changes made to the changes in credit quality monitoring classifications to the events or trends that you believe led to such changes. Please revise your future filings to more clearly define your business revitalization support for borrowers and how those activities resulted in improved credit quality.

Financial Condition, page 56
Balance of allowance for loan losses, page 88

7.   Please refer to previous comment 11 of our letter dated September 30, 2011. We continue to believe that additional transparency in this section of your document is warranted to clearly identify the reasons for the reduction in your allowance both in terms of Yen and as a percentage of allowance to impaired loans. Please revise your future filings to provide the information included in your response to comment 11, as well as to quantify the impact of the loan forgiveness to the large borrower discussed in your response.

8.   We have read your response to comment 12. We note that you plan to expand your disclosure in future filings to discuss the nature and accounting of your loan restructurings. As previously requested, please provide us a draft of your proposed disclosure. Further, as part of your response please address the following:

- In your response to the first bullet you cite "alterations based on agreement with the borrower" as a factor reviewed for modifying loans. Please more specifically identify how you determine which loans you will consider for such alterations.
- Please revise to more clearly explain how you determine when to return a modified loan to accrual status. Include such disclosure in your revisions to your disclosure on F-15 related to previous comment 19.
- Further clarify if loans are removed from impaired status when they are removed from nonaccrual status.

- For modified loans that are later returned to accrual status, tell us and disclose the time it typically takes for the loan to be returned to accrual status.
- In your response to the last bullet of comment 12, you indicated that you do not monitor modification program success rates. For your future filings, please refer to the disclosures required by ASC 310-10-50-34 related to the quantification of payment defaults where the receivable was modified within the previous twelve months as well as the applicable transition guidance.

9. We have read your response to previous comment 13 of our letter dated September 30, 2011. We also note your statement on page 26 of your January 19, 2012 Form 6-K that "This decrease was due to a decrease of ¥41 billion in the allowance for loan losses on other loans, primarily as a result of improved obligor classifications over a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, against the backdrop of a slowly improving domestic economic environment, offset in part by an increase of ¥4 billion in the allowance for loan losses on impaired loans." Please address the following:

- Given that "credit management" is a general term, please revise your future filings to enhance your disclosure to specifically discuss the aspects of your credit management activities that led to your conclusion that less allowance was appropriate.
- In addition, please disclose the type of loans that "Other loans" consist of on page 88.
- In future filings, please revise this section to more clearly define your activities characterized and business revitalization support for borrowers and how those activities directly led to the reduction in your allowance. To the extent possible, please quantify the impact on the allowance of these activities.

Prime Capital, page 100

10. Your response to previous comment 14 of our letter dated September 30, 2011 indicates that you believe that "prime capital" is not a non-GAAP measure because it is not directly comparable to a GAAP financial measure. You also indicate that the measure to which "prime capital" is most directly comparable is your measure of "Tier 1 capital," which is based on bank capital regulations. You characterize your "prime capital" measure as a subset of the "Tier 1 capital" measure. To the extent that "Tier 1 Capital" is a defined financial measure that you are required to disclose under applicable bank capital regulations, Tier 1 Capital is therefore not considered a Non-GAAP measure under Regulation G and Item 10(e) of Regulation S-K. In contrast, to the extent "prime capital" is not a measure that is both defined and required to be disclosed by the applicable bank capital regulations, it appears "prime capital" represents a non-GAAP measure since it is (1) not in accordance with GAAP or calculated exclusively from amounts presented in accordance with GAAP, (2) has not been prepared in accordance with guidance published by a government, governmental authority or self-regulatory organization that is applicable to the registrant, where the information is required

disclosure by the government, governmental authority or self-regulatory organization. As such, please revise your disclosure in future filings to clearly label this measure as non-GAAP pursuant to Item 10(e) of Regulation S-K.   Please refer to Question 102.12 of the Compliance & Disclosure Interpretations related to Non-GAAP measures available on our website for additional guidance.

Financial Statements and Notes
Note 1 – Basis of presentation and summary of significant accounting policies, page F-12
Repurchase and resale agreements, securities lending and borrowing and other secured financing transactions, page F-13

11.   We have read your response to previous comment 18 of our letter dated September 30, 2011, regarding certain repurchase and resale transactions and securities lending transactions where you account for the transaction as a sale. In light of the unique nature of such transactions afforded sale treatment, please revise your accounting policy regarding repurchase and resale agreements, securities lending and borrowing and other secured financing transactions in future filings to clearly disclose and quantify all such transactions which are being accounted for as sales during the periods presented, including your repo to maturity transactions, regardless of the amount.

Loans, page F-15

12.   We note your response to previous comment 20 of our letter dated September 30, 2011, regarding your charge-off policies. To the extent you charge-off loans based on the number of days past due, please disclose those triggers for each class of loans. To the extent you do not use time based triggers for charging off loans, please tell us and disclose the average or typical length of time a loan is past due before it is charged off for each class of loan.

Note 29 – Fair Value, page F-84
Investments, page F-86

13.   We have read your response to comment 31. We note that you agreed to expand your discussion on how you value your Japanese securitization products such as RMBS CMBS, CDO, ABS, and CLO. In your proposed disclosure, you indicated that "In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts the prices to incorporate the Group's estimates of key inputs." To provide more transparency of your disclosure, please also elaborate on the types of key inputs you use to adjust the quoted prices on your Japanese securitization products when such prices are deemed to be invalid.

Form 6-K filed January 19, 2012
Recent Developments
The Impact of the Great East Japan Earthquake, page 8

14.   We note your disclosure on page nine about the electric utility affected by the earthquake, particularly your disclosure that there is continued uncertainty about the treatment of its major debt and equity holders, including you. Please tell us the amount of your debt and equity instrument exposure to this utility and how you considered these instruments for impairment. To the extent the amounts involved are significant, please revise your future filings to disclose the amount and impairment status of these exposures.

Financial Statements and Notes
Note 4 – Loans, page F-17

15.   Please explain to us where you have provided disclosure responsive to ASC 310-10-50-31 through 50-34 in this document, or confirm that you will provide such disclosure in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director